Exhibit 99.1

SPHERE 3D CORPORATION

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2013

JULY 7, 2014

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
GENERAL	4
FORWARD-LOOKING INFORMATION	4
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	10
RISK FACTORS	14
DIVIDENDS AND DISTRIBUTIONS	23
DESCRIPTION OF CAPITAL STRUCTURE	23
MARKET FOR SECURITIES	23
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	25
DIRECTORS AND OFFICERS	26
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	29
CONFLICTS OF INTEREST	29
AUDIT COMMITTEE INFORMATION	30
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	31
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	33
TRANSFER AGENTS AND REGISTRARS	33
MATERIAL CONTRACTS	33
ADDITIONAL INFORMATION	34

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

SPHERE 3D CORPORATION

ANNUAL INFORMATION FORM

GLOSSARY OF TERMS

In this Annual Information Form (“AIF”), the following terms have the meanings set forth below. Unless otherwise indicated, words imparting the singular include the plural and vice versa and words imparting any gender include all genders.

“Acquisition” means the acquisition of Overland by Sphere 3D, by way of a merger between Merger Sub and Overland, as more particularly described under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Proposed Acquisition of Overland Storage, Inc.”.

“Apple” means Apple Inc.

“Company” or “Sphere 3D” means Sphere 3D Corporation, a corporation incorporated under the laws of the Province of Ontario.

“Corel” means Corel Corporation.

“Common Shares” means the common shares in the capital of the Company.

“computer architecture” means the structure and organization of a computer’s hardware or system software.

“Convertible Debenture” means the 8% senior secured convertible debenture issued by the Company in the aggregate principal amount of US$5,000,000, as more particularly described under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Convertible Debenture Offering”.

“CPC Policy” means TSXV Policy 2.4 – Capital Pool Companies.

“CPC Prospectus” has the meaning given to it in TSXV Policy 1.1 – Interpretation.

“Exchange Ratio” means one Overland Share for 0.51059 Common Shares, as may be adjusted pursuant to the Merger Agreement.

“Final Receipt” has the meaning given to it under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Special Warrant Offering”.

“hypervisor” or “virtual machine manager” means a program that allows multiple operating systems to share a single hardware host. Each operating system appears to have the host’s processor, memory, and other resources all to itself. However, the hypervisor is actually controlling the host processor and resources, allocating what is needed to each operating system in turn and making sure that the guest operating systems (called virtual machines) cannot disrupt each other.

“IDC” means International Data Corporation.

“ISV” means an independent software vendor.

“Merger Agreement” means the agreement and plan of merger dated as of May 15, 2014 by and among Overland, Sphere 3D and Merger Sub.

“Merger Sub” means S3D Acquisition Company.

“microvisor” means software code that uses a series of emulators and specific code to create micro-VMs, which are specialized virtual machines tailored to support a specific task.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“November 2013 Offering” means the private placement financing of 1,250,000 November 2103 Units at a price of $3.35 per unit for gross proceeds of approximately $4.2 million to the Company, as more particularly described under the heading “General Development of the Business – Corporate Highlights”.

“November 2013 Unit” means a unit of the Company issued in connection with the November 2013 Offering, with each such unit comprised of one Common Share and one-half of one November 2013 Warrant, as more particularly described under the heading “General Development of the Business – Corporate Highlights”.

“November 2013 Warrant” means a whole Common Share purchase warrant exercisable by the holder thereof at an exercise price of $4.50 at any time on or before November 12, 2015, as more particularly described under the heading “General Development of the Business – Corporate Highlights”.

“OEM” means original equipment manufacturer.

“operating system (OS)” means the collection of software that directs a computer’s operations, controlling and scheduling the execution of other programs, and managing storage, input/output, and communication resources.

“OSC” means the Ontario Securities Commission.

“Overland” means Overland Storage, Inc.

“Overland Share” means a share of common stock of Overland.

“para-virtualization” means the technique that requires modifications into the kernel of the guest operating system (called a virtual machine) so that it calls the underlying virtualization software instead of relying on the complete emulation of the computer’s hardware.

“Penalty Deadline” has the meaning given to it under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Special Warrant Offering”.

“Penalty Provision” has the meaning given to it under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Special Warrant Offering”.

“Prospectus” has the meaning given to it under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Special Warrant Offering”.

“Qualifying Transaction” has the meaning given to it in the CPC Policy.

“SaaS” means software as a service.

“SEC” means the United States Securities and Exchange Commission.

“Special Warrant” means a special warrant of the Company issued in connection with the Special Warrant Offering, with each Special Warrant entitling the holder thereof to receive (subject to adjustment in certain circumstances and the Penalty Provision, as applicable), without the payment of any additional consideration, one Special Warrant Unit, as more particularly described under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Special Warrant Offering”.

“Special Warrant Deemed Exercise Date” has the meaning given to it under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Special Warrant Offering”.

“Special Warrant Offering” means the private placement financing of 1,176,500 Special Warrants at a price of $8.50 per Special Warrant for gross proceeds of approximately $10.0 million to the Company, as more particularly described under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Special Warrant Offering”.

“Special Warrant Unit” means a unit of the Company issuable upon exercise or deemed exercise of a Special Warrant, with each such unit comprised of one Common Share and one-half of one Special Warrant Unit Warrant, as more particularly described under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Special Warrant Offering”.

“Special Warrant Unit Warrant” means a whole Common Share purchase warrant exercisable by the holder thereof at an exercise price of $11.50 at any time before 5:00 p.m. (Toronto time) on June 5, 2016, as more particularly described under the heading “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Special Warrant Offering”.

“Supplier Agreement” means the supplier agreement dated as of July 15, 2013 between Overland and Sphere 3D.

“Tandberg” means Tandberg Data Holdings S.à.r.l.

“T.B. Mining” means T. B. Mining Ventures Inc.

“Technology Licensing Agreement” means the technology licensing agreement dated as of July 15, 2013 between Overland and Sphere 3D.

“TSXV” means the TSX Venture Exchange.

“V3 Systems” means V3 Systems, Inc.

“VDI” means virtual desktop infrastructure.

“virtual machine (VM)” means a software implementation of a machine (e.g., a computer) that executes programs like a physical machine.

“virtualization” means the act of creating a virtual (rather than actual) version of something, including but not limited to a virtual computer hardware platform, operating system, storage device or computer network resources. Virtualization is provided mainly in two ways: (i) para-virtualization, and (ii) native or full virtualization.

GENERAL

The information, including any financial information, disclosed in this AIF is stated as at December 31, 2013 or for the year ended December 31, 2013, as applicable, unless otherwise indicated. Certain capitalized terms used in this AIF have the meaning set out in the “Glossary of Terms”. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars and references to “$” are to the lawful currency of Canada.

Market data and other statistical information used in this AIF are based on independent industry publications, government publications, reports by market research firms, or other published independent sources. Some data is also based on good faith estimates that are derived from management’s review of internal data and information, as well as independent sources, including those listed above. Although Sphere 3D believes these sources are reliable, Sphere 3D has not independently verified the information and cannot guarantee its accuracy or completeness.

FORWARD-LOOKING INFORMATION

Certain statements in this AIF constitute forward-looking information that involves risks and uncertainties. This forward-looking information includes, but is not limited to, statements with respect to management’s expectations regarding the future growth, results of operations, performance and business prospects of Sphere 3D. This forward-looking information relates to, among other things, the Company’s future business plans and business planning process, the Company’s uses of cash, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions. Statements with the words “could”, “expects”, “may”, “will”, “anticipates”, “assumes”, “intends”, “plans”, “believes”, “estimates”, “guidance” and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to: the limited operating history of Sphere 3D; the ability of Sphere 3D to manage growth; the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; currency fluctuations; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for Common Shares; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of Common Shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of Common Shares; risks related to the acquisition of Overland; risks related to the business of Overland and other factors described in this AIF under the heading “Risk Factors”.

In addition, if any of the assumptions or estimates made by management prove to be incorrect, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained in this AIF. Accordingly, investors are cautioned not to place undue reliance on such statements.

All of the forward-looking information in this AIF is qualified by these cautionary statements. Statements containing forward-looking information contained herein are made only as of the date of such document. The Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

CORPORATE STRUCTURE

Sphere 3D was incorporated on May 2, 2007 under the laws of the Province of Ontario as “T.B. Mining Ventures Inc.” (“T.B. Mining”). On May 18, 2010, T.B. Mining obtained a receipt for a preliminary CPC Prospectus from the OSC and became a capital pool company under the CPC Policy. On December 21, 2012, the Company completed a Qualifying Transaction, whereby a subsidiary of T.B. Mining acquired 100% of the operating business of Sphere 3D Inc. and the former securityholders of Sphere 3D Inc. acquired control of the Company through a reverse takeover. In connection with the reverse takeover, the Company changed its name to “Sphere 3D Corporation”. As such, all discussion of the history of the Company and all financial results contained in this AIF relate to Sphere 3D.

The Company has its main and registered office at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1 and maintains an office at the Wells Fargo Center, 299 South Main Street, Suite 1300, Salt Lake City, Utah 84111.

The following chart illustrates the structure of the Company and its subsidiaries as at the date hereof (including the jurisdiction of incorporation):

GENERAL DEVELOPMENT OF THE BUSINESS

Sphere 3D is a technology company that delivers an application virtualization platform aimed at extending the life of software indefinitely. The Company’s technology enhances the user experience of both legacy and current applications and empowers users to gain access to these applications from devices of their choosing.

Over the last five years, Sphere 3D has designed a proprietary platform, namely Glassware 2.0™, for the delivery of applications from a server-based computing architecture.

Through the creation of Glassware 2.0, software is made available from a central location irrespective of the device that is accessing the software. Legacy software can be run using Glassware even if the operating system and the machine upon which it is run on is no longer sold or supported. Software publishers, who invest millions of dollars to write software code, can be assured that their software can be utilized for as long as it is required. With Glassware 2.0, new software released by publishers will be driven by new feature sets rather than the next release of the original OS upon which the software was written.

The Company has taken a unique approach in that it has built its technology platform without the use of a hypervisor and instead has designed its own microvisor. This required the Company to design Glassware 2.0 without resort to layers of OS programming code. With the removal of the OS, Glassware 2.0 did not connect to hardware so additional code was written to access that hardware directly. Glassware 2.0 has a series of different emulators within its design so that any device can access a wide array of applications that sit on top of Glassware 2.0. This process is fundamentally different from other software that approximates the feature sets which management believes results in a quantum leap in functionality and a significant decrease in cost.

One of the additional benefits of this approach is the ability to deliver multiple application sessions on either a single server or through clusters of servers without the requirement to deliver complete VDI. Through Glassware 2.0™, the process for “porting” and “publishing” applications is streamlined to the point that it is practically automated, requiring very little administration input.

The Company’s technology eliminates the complexity associated with planning, implementation, licensing and support of virtualization and Cloud migration while expanding the ecosystem of applications available to users. Additionally, Glassware 2.0™ architecture and unique “application only” virtualization, coupled with complementary software and hardware designs from its recent acquisition of the VDI technology of V3 Systems (as described below), enables the Company and its partners to deliver flexibility within the industry and a wide array of deployment options.

Since inception, the Company has invested the majority of its capital in the design, development and testing of its technology, with the majority of employees and financial resources allocated to such functions. In 2013, the Company started to transition its focus from entirely a research and design organization to a commercial enterprise, through an increased investment in sales and marketing resources.

Corporate Highlights

During 2013, the Company expanded the management team to coincide with the anticipated commercial roll-out of its products. Peter Tassiopoulos joined as CEO on March 4, 2013 and was subsequently appointed to the Board of Directors of the Company on March 7, 2014. Eric Kelly, a seasoned technology veteran, also joined the Board of Directors as Chairman on July 15, 2013.

On October 31, 2013, the Common Shares commenced trading on the OTCQX in the United States under the ticker symbol “SPIHF”. Roth Capital Partners serves as Sphere 3D’s Principal American Liaison on OTCQX, responsible for providing professional guidance on OTCQX requirements.

On November 12, 2013, the Company completed a private placement financing of 1,250,000 units (“November 2013 Units”) of the Company at a price of $3.35 per unit for gross proceeds of approximately $4.2 million to the Company (the “November 2013 Offering”). Each November 2013 Unit is comprised of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “November 2013 Warrant”). Each November 2013 Warrant entitles the holder thereof to acquire one Common Share at a price of $4.50 per share at any time on or before November 12, 2015.

Additionally, the Company was recognized as a member of the TSX Venture 50®. The TSX Venture 50® are the top 10 companies listed on the TSX Venture Exchange, in each of five major industry sectors – mining, oil & gas, technology & life sciences, diversified industries and clean technology – based on a ranking formula with equal weighting given to return on investment, market cap growth, trading volume and analyst coverage. All data was as of December 31, 2013.

Key Subsequent Events Since December 31, 2013

Purchase of VDI Technology

On March 21, 2014, the Company completed the acquisition of VDI technology, including patents, trademarks and certain other intellectual property of V3 Systems. V3 Systems is the creator of the Desktop Cloud Orchestrator™ software, which allows administrators to manage local, Cloud hosted, or hybrid virtual desktop deployments, and the developer of the V3 Systems appliances, a series of purpose-built, compact, efficient and easy-to-manage servers.

On closing, the purchase price for the acquired assets of V3 Systems was $11,829,505, which was paid by way of cash in the amount of US$4.0 million and by the issuance of 1,089,867 Common Shares. In addition, the Company will pay an earn-out, based on the achievement of certain milestones in revenue and gross margin related to the VDI technology, of up to an additional US$5.0 million, which will be payable at the discretion of Sphere 3D in cash or Common Shares (up to a maximum of 1,051,414 Common Shares) to be priced at a 20-day weighted average price calculated at the time(s) the earn-out is realized. The earn-out is based on a sliding scale of revenue of the VDI technology (subject to minimum margin realization), subject to a maximum payment of US$5.0 million upon earn-out revenue of US$12.5 million.

Convertible Debenture Offering

On March 21, 2014, the Company issued a 8% senior secured convertible debenture (the “Convertible Debenture”) in the aggregate principal amount of US$5,000,000. The maturity date for the Convertible Debenture is March 21, 2018. The Convertible Debenture is convertible into Common Shares, at any time at the option of the holder, at a conversion price of US$7.50 per share.

In accordance with the terms of the Convertible Debenture, the Company may, at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay interest by issuing and delivering to the holder of the Convertible Debenture that number of Common Shares obtained by dividing the aggregate amount of the interest owing by the current market price of the Common Shares on the interest payment date. The Company has elected to satisfy the interest obligation for the period of March 21, 2014 to June 30, 2014 in the amount of $118,926 by the issuance of 10,894 Common Shares.

The Company may, at any time prior to the close of business on March 21, 2015, repay the Convertible Debenture, in whole or in part, on not less than ten business days’ notice at an amount equal to 120% of the aggregate of principal and interest being repaid. At any time after the close of business on March 21, 2015 and prior to the close of business on March 21, 2016, the Company may repay the Convertible Debenture, in whole or in part, on not less than ten business days’ notice at an amount equal to 125% of the aggregate of principal and interest being repaid. In addition, the Company has the right, at any time that the weighted average price per Common Share for ten consecutive trading days has exceeded US$11.25, to require the Convertible Debenture be converted into Common Shares.

The obligations of the Company under the Convertible Debenture are secured by a general security interest over all of the assets of the Company.

NASDAQ Listing

On April 14, 2014, Sphere 3D filed an application with NASDAQ OMX Group to list the Common Shares on the NASDAQ Global Market. On June 27, 2014, NASDAQ’s Listing Qualifications Department, approved the Company’s application to list the Common Shares and the Common Shares will commence trading on the NASDAQ on July 8, 2014 under the symbol “ANY”. Upon commencement of trading on the NASDAQ, the Common Shares will cease to trade on the OTCQX. The Common Shares will continue to trade on the TSXV.

Proposed Acquisition of Overland Storage, Inc.

On May 15, 2014, the Company entered into the Merger Agreement pursuant to which the Company agreed to acquire Overland, a NASDAQ listed company, by way of a merger between S3D Acquisition Company (“Merger Sub”), a wholly-owned subsidiary of the Company, and Overland (the “Acquisition”). Under the terms of the Merger Agreement, Sphere 3D will issue a total of 9,443,882 Common Shares, subject to adjustment, for all of the outstanding Overland Shares on the basis of one Overland Share for 0.510594 Common Shares, subject to adjustment (the “Exchange Ratio”). In addition, the Company will issue 1,467,906 warrants, 143,325 options and 442,437 restricted share units, or equivalents, in exchange for the outstanding convertible securities of Overland, calculated on the basis of the Exchange Ratio. All issued and outstanding stock appreciation rights of Overland will terminate effective as of the date of the merger between Overland and Merger Sub subject to the closing of the Acquisition. On May 14, 2014, the last trading day prior to the announcement of the Acquisition, the closing price of the Common Shares on the TSXV was $9.46 (or US$8.68) . Based on the closing price of the Common Shares on May 14, 2014, the total consideration payable to holders of Overland Shares has an implied value of approximately US$81.13 million or approximately US$4.43 per Overland Share. The Company also agreed to advance a minimum of US$5.0 million to Overland by way of an interim financing loan.

Pursuant to the terms of the Merger Agreement, Overland is subject to customary non-solicitation covenants. In the event a superior proposal is made and, if as a result, Overland’s board of directors changes its recommendation of the Acquisition to the holders of Overland Shares or terminates the Acquisition under certain circumstances as described in the Merger Agreement, Overland has agreed to pay Sphere 3D a termination fee of US$3.5 million.

The Acquisition has received the unanimous support of the boards of directors and management of both Sphere 3D and Overland. Certain directors and officers and significant shareholders of Overland, including Cyrus Capital Partners and its affiliates, have entered into voting agreements with Sphere 3D pursuant to which they have agreed to vote the Overland Shares beneficially owned by them (collectively representing approximately 64% of the outstanding shares of Overland) in favour of the Acquisition, subject to the terms and conditions set forth in the voting agreements.

The Acquisition is subject to customary closing conditions, approval of the holders of Overland Shares and receipt of all necessary regulatory approvals, including the approval of the TSXV. The TSXV has conditionally accepted the Acquisition. Final acceptance of the Acquisition is subject to the Company fulfilling all of the requirements of the TSXV. The Acquisition is expected to close during the third calendar quarter of 2014.

Special Warrant Offering

On June 5, 2014, the Company closed a private placement financing of 1,176,500 special warrants (the “Special Warrants”) of the Company at a price of $8.50 per Special Warrant, resulting in gross proceeds of $10,000,250 to the Company (the “Special Warrant Offering”). Each Special Warrant entitles the holder thereof to receive (subject to adjustment in certain circumstances and the Penalty Provision, as applicable), without the payment of any additional consideration, one unit (a “Special Warrant Unit”) of the Company comprised of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “Special Warrant Unit Warrant”). Each Special Warrant is exercisable at any time on or after the closing date of the Special Warrant Offering until, and all unexercised Special Warrants will be deemed to be exercised with no further action on the part of the holder, at 4:59 p.m. (Toronto time) on the date (the “Special Warrant Deemed Exercise Date”) that is the earlier of: (i) the third business day following the date on which a receipt (the “Final Receipt”) for a (final) short form prospectus (the “Prospectus”) qualifying the distribution of the Common Shares and Special Warrant Unit Warrants comprising the Special Warrant Units has been issued by the OSC, as principal regulator, on its own behalf and on behalf of the applicable securities commissions or securities regulatory authorities (the “Qualification Date”); and (ii) October 6, 2014. Each Special Warrant Unit Warrant will entitle the holder thereof to acquire (subject to adjustment in certain circumstances, as applicable), one Common Share at a price of $11.50 per share at any time before 5:00 p.m. (Toronto time) on June 5, 2016.

Sphere 3D has agreed to use its best efforts to prepare and file a Prospectus and obtain a Final Receipt on or prior to July 31, 2014 (the “Penalty Deadline”). If the Qualification Date has not occurred on or prior to the Penalty Deadline, each outstanding Special Warrant will thereafter entitle the holder thereof to receive (subject to adjustment in certain circumstances, as applicable) upon due exercise or deemed exercise, without payment of any additional consideration, 1.05 Special Warrant Units (in lieu of one Special Warrant Unit) comprised of 1.05 Common Shares and 0.525 Special Warrant Unit Warrants (the “Penalty Provision”).

Filing of SEC Form 40-F

On June 27, 2014, Sphere 3D announced that is has filed with the SEC a registration statement on Form 40-F to register the Common Shares under Section 12 of the U.S. Securities and Exchange Act of 1934, as amended, which was declared effective on July 7, 2014. The Form 40-F entitles eligible Canadian issuers to register securities with the SEC pursuant to Section 12 of the U.S. Securities Exchange Act of 1934.

Future Developments

Sphere 3D intends to continue to build its organization with a focus on revenue generation, marketing and a continuation of its aggressive technology innovation cycle.

The Company’s core focus of providing access to fully functional software applications on otherwise incompatible devices has expanded to include the availability of enhanced performance on compatible devices.

Sphere 3D plans to increasingly market targeted services to enterprise level customers, to provide secure, fully functioning access to third party legacy software and/or operating systems without the requirement to rewrite them to the Cloud. Additionally, Sphere 3D will consider other possible strategic acquisitions that may enhance its technology offering and market position.

To support its marketing strategy, Sphere 3D intends to continue to increase its service delivery capacity within the scalable model it has already established, and add selective technology functionality to its platform to enhance specific vertical and/or client offerings.

With the announcement of the Merger Agreement, Sphere 3D and Overland have accelerated their efforts to develop an integrated application virtualization and data storage platform, as well as a VDI solution, which have already been installed at select strategic customers and partners. The application virtualization platform allows native third party applications to be delivered in the Cloud or on premise on a multitude of endpoint devices independent of their operating system. It is expected that the combined businesses will accelerate Sphere 3D’s go to market strategy and allow it to leverage Overland’s robust third party reseller and OEM distribution model. See “General Development of the Business – Key Subsequent Events Since December 31, 2013 – Proposed Acquisition of Overland Storage, Inc.”

DESCRIPTION OF THE BUSINESS

All of the Company’s product development, sales, and marketing operations were conducted from its offices in Mississauga, Ontario, Canada, and since March 2014, also from its offices in Salt Lake City, Utah, United States. All sales and assets of the Company have been in Canada. The Company’s operations are limited to a single industry segment, being the development, and sale of Sphere 3D’s “Glassware 2.0™” virtualization platform that allows for the ubiquitous access to third party software on any Cloud connected device, independent of the user’s operating system or the local device’s hardware limitations.

Market Overview

The market for the Company’s products and services has experienced strong demand and management anticipates that such demand will continue for the foreseeable future.

According to IHS Technology, enterprise businesses moving their IT services, applications and infrastructure to cloud-based architecture will cause market revenue in this segment to surge by a factor of three from 2011 to 2017.1

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[1]	IHS: Cloud- Related Spending by Businesses to Triple from 2011 to 2017 – February 4, 2014.

IHS reports “Global business spending for infrastructure and services related to the cloud will reach an estimated $174.2 billion (in 2014), up a hefty 20 percent from $145.2 billion in 2013. By 2017, enterprise spending on the cloud will amount to a projected $235.1 billion, triple the $78.2 billion in 2011”, as shown in the following figure:

Within the Cloud market, IDC is predicting that the cloud software market will surpass $75 billion by 2017 attaining a five year compound annual growth rate of 22% in the forecast period2 and according to Gartner, SaaS and cloud-based business application services revenue will grow from $13.5 billion in 2011 to $32.8 billion in 2016, at a compound annual growth rate of 19.5% .3

Over the next 12 months, two additional significant trends are expected to benefit the Company: (i) within the next 12 months more than 50% of enterprises will prioritize building private internal Clouds (currently, the common approach that companies are using is by purchasing commercial software),4 and (ii) Cloud applications will account for 90% of total mobile data traffic by 2018 while Mobile cloud traffic will grow 12-fold from 2013 to 2018, attaining a compound annual growth rate of 64%.5

Business Highlights

The Company invested considerable resources in fiscal 2013 to ensure its Glassware 2.0™ platform is ready for commercialization and for the operational demands associated with the launch of new products. The Company commenced testing outside of the lab or otherwise controlled environments in late 2012 and completed the first “alpha” testing of its technology for consumer use through an application that was branded “SurftoGo”.

SurftoGo was launched through a third party, with no reference to Sphere 3D at the time, for internal testing and to gather much needed user feedback, demographic information, use cases, testing of load balancing and validating the installation process. The client side technology utilized for this alpha testing was a demo version deployed specifically for the purpose of testing certain proprietary libraries and communication protocols but was not the proprietary client technology utilized today. After completing the alpha testing phase, the Company removed the application from Apple’s iTunes App Store. One positive consequence of the testing phase was that it provided a proof of concept for Corel, with whom the Company subsequently entered into an agreement as an early adopter.

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[2]	IDC infographic sponsored by Cisco.
[3]	Gartner Forecast Analysis: Enterprise Application Software, Worldwide, 2011-2016, 4Q12 Update, January 2013.
[4]	The Forrester Wave™: Private Cloud Solutions, Q4 2013 by Lauren E. Nelson, November 25, 2013.
[5]	Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2013–2018.
Source: FORBES, Roundup of Cloud Computing Forecasts And Market Estimates, 2014.

Corel

On May 8, 2013, Sphere 3D entered into an agreement with Corel to be a Value Added Reseller (VAR) and Distributor for Corel® Office and Corel® PDF Fusion™. The agreement enables Sphere 3D to electronically distribute these software titles to end users in one of the following formats: a standard desktop version, a virtual desktop instance or a mobile software version powered by Glassware 2.0™ .

On September 16, 2013, the Company announced that it would launch a public beta version of a Glassware 2.0™ enabled version of Corel® Office for iPad users in October 2013 and would tie a promotion to the launch. After applying for a public beta version to be included in the Apple iTunes App Store in October 2013, the Company was advised that Apple had instituted a policy that precludes any software publisher from listing beta software versions for distribution through the Apple iTunes App Store or making reference to beta within the application description. In order to complete the testing of the application, the Company required an alternative to the Apple iTunes App Store for distribution of its application. The Company acquired an Apple enterprise license, which allowed for the provisioning directly from Company servers and conducted a successful beta program by distributing through its own license with a beta group supplied by Corel in late 2013. Given the success of the beta program, Corel and the Company expanded their relationship to include additional Corel software titles, as well as expanding the scope beyond that of a VAR and distribution agreement.

On April 8, 2014, Corel introduced WordPerfect X7™ along with an iPad companion product offering on a limited availability and trial basis. As of the end of June 2014, the Company and Corel had entered into negotiations for a commercial version of the WordPerfect X7 companion product for release later in calendar 2014.

Overland

On July 15, 2013, Sphere 3D announced that it had entered into a partnership with Overland. As part of the partnership, Overland and Sphere 3D entered into the Supplier Agreement which enables Sphere 3D to purchase certain Cloud infrastructure equipment from Overland, and the Technology Licensing Agreement which grants Overland licensing rights for use of Sphere 3D’s intellectual property for the enterprise and business market.

Pursuant to the Technology Licensing Agreement, Overland paid Sphere 3D an upfront fee in cash and stock in the aggregate amount of US$500,000, which will be recognized over a 6 month period in fiscal 2014, and agreed to pay a royalty on future sales of licensed Sphere 3D technology. Additionally, Overland agreed that Sphere 3D can sell jointly developed products through additional channels available to Sphere 3D.

Pursuant to the Supplier Agreement, Sphere 3D agreed to issue US$1.5 million of Common Shares to Overland, as partial payment for the purchase of Cloud infrastructure equipment. During the first three years of the Supplier Agreement, up to one-half of the cost of any such purchases will be paid by way of Common Shares, with the balance to be paid in cash. The Common Shares will be issued in 3 equal annual amounts, with the first payment having been made on signing. Such Common Shares are subject to a four month and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

The Company regarded Overland as a key partner and has to date expended substantial financial resources and effort to develop a number of combined products whereby Glassware 2.0 TM software is embedded within Overland products.

The first of these products was an Overland SnapServer DX2 storage device which was upgraded to perform as a standalone drop-in appliance for application virtualization. This product was demonstrated at Sphere 3D’s Annual Shareholders Meeting held on September 16, 2013 and was subsequently deployed with beta customers later that year.

On January 21, 2014, Overland completed the acquisition of Tandberg, a privately held data storage company headquartered in Dortmund, Germany. Through Overland’s acquisition of Tandberg, Sphere 3D was able to secure additional distribution capabilities globally. Tandberg markets its solutions through a global channel of more than 16,000 qualified resellers, distributors and OEM manufacturers.

Sales and Marketing

The Company intends to focus the majority of sales efforts through an indirect sales channel in order to achieve the greatest possible impact with the least possible start-up costs. This indirect channel includes licensees, resellers, ISVs, OEMs and systems integrators. The Company has established a business relationships with Overland and through them access to distributers, resellers, ISVs and OEMs.

The Company’s software is delivered through both a SaaS model, with maintenance to end-user customers included and under a perpetual license; if software is sold as a perpetual license, the Company will require end-user customers to purchase maintenance contracts when they purchase software.

In establishing prices for the Company’s products, the Company considers the value of the products and solutions in comparison to other industry virtualization and hardware solutions and strives to deliver the lowest total cost of ownership where possible.

The Company intends to invest throughout 2014 on communicating the benefits of Glassware 2.0™ while training Company licensees, resellers, ISVs and OEMs as well as educating the media and industry analysts about the unique value proposition associated with deploying the Company’s technology as a virtualization platform.

During fiscal 2013, Sphere 3D shifted its focus to deliver any consumer centric solutions through a Business-to-Business-to-Consumer (B2B2C) approach. This strategic shift is primarily in response to demand from software publishers for application virtualization, the operational and financial efficiencies gained through this approach, and the requirement to focus resources on the considerable Business and Enterprise market opportunities currently available to the Company.

Competitive Conditions

Management believes that the Sphere 3D’s Glassware 2.0 TM proprietary virtualization platform design and architecture is unique and innovative, such that any measurable competition is limited to somewhat similar technologies within the device and software emulation and virtualization market place.

While some of our competitors appear to have similar product offerings, management believes that Sphere 3D’s products represent a significant advance in terms of functionality and usability.

Proprietary Protection

Sphere 3D has designed and maintains its virtualization platform. The Company will be relying on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of its products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection. Sphere 3D intends to continue to selectively pursue patenting of further technology developed in the future.

Sphere 3D may continue to file for patents regarding aspects of its platform, services and delivery method at a later date depending on the costs and timing associated with such filings. The Company may make investments to further strengthen its copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavours. Sphere 3D seeks to limit disclosure of its intellectual property by requiring employees, consultants, and partners with access to its proprietary platform and information to execute confidentiality agreements and non-competition agreements and by restricting access to Sphere 3D proprietary information. Due to rapid technological change, Sphere 3D believes that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establish and maintain an industry and technology advantage than other available legal protections.

Despite Sphere 3D’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use information that Sphere 3D regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce Sphere 3D’s intellectual property rights, to protect Sphere 3D’s trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Sphere 3D’s business, operating results and financial condition. There can be no assurance that Sphere 3D’s means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by Sphere 3D to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

Employees

Sphere 3D had 16 employees and key contractors, in research and development, sales and administration at December 31, 2013.

RISK FACTORS

In addition to all of the other information set out in this AIF, potential investors and readers should carefully consider the risk factors set out below that Sphere 3D considers to be the most significant to its business.

The risks and uncertainties below are not the only ones facing Sphere 3D. Additional risks and uncertainties not presently known to Sphere 3D or that Sphere 3D currently considers immaterial may also impair its business operations and cause the price of its Common Shares to decline. If any of the following risks actually occur, Sphere 3D’s business may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of its Common Shares could decline and an investor may lose all or part of its investment.

Risks Related to our Business

Limited Operating History

Sphere 3D has only recently moved from being a development stage company. As such, it has a limited operating history and limited non-recurring revenues derived from operations. Significant expenditures have been focused on research and development to create the Glassware 2.0 ™ product offering. Sphere 3D’s near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. As a result of these and other factors, Sphere 3D may not be able to achieve, sustain or increase profitability on an ongoing basis.

Sphere 3D is subject to many risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenues, technology, and market acceptance issues. There is no assurance that Sphere 3D will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of Sphere 3D’s early stage of operations.

Managing Growth

Sphere 3D will be pursuing, from the outset, a plan to market its products throughout Canada, the United States and abroad. The plan will place significant demands upon managerial, financial and human resources. Sphere 3D’s ability to manage future growth will depend in large part upon a number of factors, including the ability of Sphere 3D to rapidly:

  build or leverage, as applicable, a network of channel partners to create an expanding presence in the evolving marketplace for Sphere 3D’s products and services;
  build a sales team to keep end-users and channel partners informed regarding the technical features, issues and key selling points of its products and services;
  attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;
  develop support capacity for end-users as sales increase, so that Sphere 3D can provide post-sales support without diverting resources from product development efforts; and
  expand Sphere 3D’s internal management and financial controls significantly, so that it can maintain control over its operations and provide support to other functional areas as the number of personnel and size increases.

Sphere 3D’s inability to achieve any of these objectives could harm its business, financial condition and results of operations.

Impact of Competition

The technology industry, including emulation and virtualization software, is very dynamic with new technology and services being introduced by a range of players, from larger established companies to start-ups, on a frequent basis. Sphere 3D’s competitors may announce new products, services or enhancements that better meet the needs of end-users or changing industry standards. Further, new competitors or alliances among competitors could emerge. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on Sphere 3D’s business, financial condition and results of operations.

Investment in Technological Innovation

The markets for Sphere 3D’s products are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The introduction of products embodying new technology and the emergence of new industry standards can negatively impact the marketability of Sphere 3D’s existing products and can exert price pressures on existing products. It is critical to the success of Sphere 3D that it is able to anticipate and react quickly to changes in technology or in industry standards and to successfully develop and introduce new, enhanced and competitive products on a timely basis. Sphere 3D invests substantial resources towards continued innovation; however, there can be no assurance that Sphere 3D will successfully develop new products or enhance and improve its existing products, that new products and enhanced and improved existing products will achieve market acceptance or that the introduction of new products or enhanced existing products by others will not negatively impact the Company. Sphere 3D’s inability to develop products that are competitive in technology and price and that meet end-user needs could have a material adverse effect on its business, financial condition or results of operations.

Defects in Components or Design of Sphere 3D’s Products

Although Sphere 3D employs a vigorous testing and quality assurance program, its products may contain defects or errors, particularly when first introduced or as new versions are released. Sphere 3D may not discover such defects or errors until after a solution has been released to a customer and used by the customer and end-users. Defects and errors in Sphere 3D’s products could materially and adversely affect its reputation, result in significant costs to it, delay planned release dates and impair its ability to sell its products in the future. The costs incurred in correcting any solution defects or errors may be substantial and could adversely affect Sphere 3D’s operating margins. While Sphere 3D plans to continually test its products for defects and errors and work with end-users through its post-sales support services to identify and correct defects and errors, defects or errors in Sphere 3D’s products may be found in the future.

Retention or Maintenance of Key Personnel

Sphere 3D’s success depends on the retention and maintenance of key personnel, including members of senior management and its technical, sales and marketing teams. The loss of any of these key persons could have a material adverse effect on Sphere 3D’s business, financial condition or results of operations. Sphere 3D’s success is also highly dependent on the Company’s continuing ability to identify, hire, train, motivate and retain highly qualified management, technical, sales and marketing personnel. Any such new hire may require a significant transition period prior to making a meaningful contribution to the Company. Competition for qualified employees is particularly intense in the technology industry, and the Company has in the past experienced difficulty recruiting qualified employees. The Company’s failure to attract and to retain the necessary qualified personnel could seriously harm its operating results and financial condition. Competition for such personnel can be intense, and no assurance can be provided that the Company will be able to attract or retain highly qualified technical and managerial personnel in the future which may have a material adverse effect on its future growth and profitability. The Company has no key man insurance.

Possibility of Significant Fluctuations in Operating Results

Sphere 3D’s revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to:

  varying size, timing and contractual terms of orders for Sphere 3D’s products, which may delay the recognition of revenue;

  competitive conditions in the industry, including strategic initiatives by Sphere 3D or its competitors, new products or services, product or service announcements and changes in pricing policy by Sphere 3D or its competitors;
  market acceptance of its products and services;
  Sphere 3D’s ability to maintain existing relationships and to create new relationships with channel partners;
  the discretionary nature of purchase and budget cycles of Sphere 3D’s customers and end-users;
  the length and variability of the sales cycles for Sphere 3D’s products;
  general weakening of the economy resulting in a decrease in the overall demand for Sphere 3D’s products and services or otherwise affecting the capital investment levels of businesses with respect to Sphere 3D’s products or services; and
  timing of product development and new product initiatives.

Thus, there can be no assurance that Sphere 3D will be able to reach profitability on a quarterly or annual basis.

Sphere 3D’s plans for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of its key management personnel, and upon available information concerning the communications and technology industries. If management’s assumptions prove to be incorrect, Sphere 3D may not be successful in establishing its technology business.

Currency Fluctuations

A substantial portion of Sphere 3D’s revenue is earned in U.S. dollars, but a substantial portion of Sphere 3D’s operating expenses is incurred in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies, in particular as the Canadian dollar, may have a material adverse effect on Sphere 3D’s business, financial condition and operating results. There can be no assurances that the Company will prove successful in its effort to manage this risk, which may adversely impact the Company’s operating results.

Maintaining Business Relationships

Sphere 3D has relationships with third party resellers, OEMs, system integrators and enterprise application providers that facilitate its ability to sell and implement its products. These business relationships are important to extend the geographic reach and customer penetration of Sphere 3D’s sales force and ensure that Sphere 3D’s products are compatible with customer network infrastructures and with third party products. The Company believes that its success depends, in part, on its ability to develop and maintain strategic relationships with resellers, ISVs, OEMs, system integrators, and enterprise application providers. Should any of these third parties go out of business, or choose not to work with Sphere 3D, it may be forced to increase the development of those capabilities internally, incurring significant expense and adversely affecting operating margins. Any of these third parties may develop relationships with other companies, including those that develop and sell products that compete with Sphere 3D’s software. Sphere 3D could lose sales opportunities if it fails to work effectively with these parties or they choose not to work with Sphere 3D.

Financial, Political or Economic Conditions

Sphere 3D primarily operates within Canada and the United States. Sphere 3D may be subject to additional risks associated with doing business in foreign countries, particularly as it has begun expansion beyond North America. As a result, it may face additional risks associated with doing business in other countries. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. In doing business in foreign countries Sphere 3D may also be subject to such risks, including, but not limited to, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, and cultural and language differences. Sphere 3D also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.

The market for the Company’s products and services depends on economic conditions affecting the broader software market. Downturns in the economy may cause businesses to delay or cancel software projects, reduce their overall information technology budgets or reduce or cancel orders for the Company’s products. This, in turn, may lead to longer sales cycles, delays or failures in payment and collection, and price pressures, causing the Company to realize lower revenue and margins.

Financing Risks

Sphere 3D expects its working capital needs to increase in the future as it continues to expand and enhance its operations. Sphere 3D’s ability to raise additional funds through equity or debt financings or other sources will depend on the financial success of its current business and successful implementation of its key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond its control. No assurance can be given that it will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on Sphere 3D’s future financing and operating activities. If Sphere 3D requires additional capital and is unsuccessful in raising that capital, it may not be able to continue its business operations and advance its growth initiatives, which could adversely impact its business, financial condition and results of operations.

Future Acquisitions

In the future, Sphere 3D may pursue acquisitions of assets, products or businesses that it believes are complementary to its existing business and/or to enhance its market position or expand its product portfolio. There is a risk that Sphere 3D will not be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisition, or successfully integrate any acquired product or business into its operations. Sphere 3D is likely to face competition for acquisition candidates from other parties including those that have substantially greater available resources. Acquisitions may involve a number of other risks, including:

  diversion of management’s attention;
  disruption to Sphere 3D’s ongoing business;
  failure to retain key acquired personnel;
  difficulties in integrating acquired operations, technologies, products or personnel;
  unanticipated expenses, events or circumstances;
  assumption of disclosed and undisclosed liabilities; and
  inappropriate valuation of the acquired in-process research and development, or the entire acquired business.

If Sphere 3D does not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on Sphere 3D’s business, results of operations and financial condition. Problems with an acquired business could have a material adverse effect on Sphere 3D’s performance or its business as a whole. In addition, if Sphere 3D proceeds with an acquisition, its available cash may be used to complete the transaction, diminishing its liquidity and capital resources, or shares may be issued which could cause significant dilution to existing shareholders.

Risks Related to Sphere 3D’s Intellectual Property

Protection of Sphere 3D’s Intellectual Property

Sphere 3D’s success depends in part on its ability to protect its rights in its intellectual property. Sphere 3D relies on various intellectual property protections, including copyright, trade-mark and trade secret laws and contractual provisions, to preserve its intellectual property rights. Sphere 3D has filed a number of patent applications and has historically protected its intellectual property through trade secrets and copyrights. To date, Sphere 3D has a limited number of definitive patents and only has patents pending with respect to its Glassware 2.0™ technology product. As Sphere 3D’s technology is evolving and rapidly changing, current intellectual property rights may not adequately protect Sphere 3D.

Despite these precautions, it may be possible for third parties to obtain and use Sphere 3D’s intellectual property without its authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the United States. To protect its intellectual property, Sphere 3D may become involved in litigation, which could result in substantial expenses, divert the attention of its management, because significant delays, materially disrupt the conduct of its business or materially adversely affect its revenue, financial condition and results of operations.

Third Party Intellectual Property Rights

Sphere 3D’s commercial success depends, in part, upon Sphere 3D not infringing intellectual property rights owned by others. Although the Company believes that it has a proprietary platform for its technologies and products, Sphere 3D cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require it to alter its technology, obtain licenses or cease certain activities. Sphere 3D may become subject to claims by third parties that its technology infringes their intellectual property rights. While the Company provides its customers with a qualified indemnity against the infringement of third party intellectual property rights, Sphere 3D may become subject to these claims either directly or through indemnities against these claims that it routinely provides to its end-users and channel partners.

Sphere 3D may receive in the future, claims from third parties asserting infringement, claims based on indemnities provided by Sphere 3D, and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of third party proprietary or other rights, or to establish Sphere 3D’s proprietary or other rights. Some of Sphere 3D’s competitors have, or are affiliated with companies having, substantially greater resources than Sphere 3D and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than Sphere 3D. Regardless of their merit, any such claims could:

  be time consuming to evaluate and defend;
  result in costly litigation;
  cause product shipment delays or stoppages;
  divert management’s attention and focus away from the business;

  subject Sphere 3D to significant liabilities;
  require Sphere 3D to enter into costly royalty or licensing agreements; and
  require Sphere 3D to modify or stop using the infringing technology.

Any such claim may therefore result in costs or other consequences that have a material adverse effect on Sphere 3D’s business, results of operations and financial condition.

Risks Related to a Public Company and Common Shares

Volatile Market Price for Common Shares

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond Sphere 3D’s control, including the following:

  actual or anticipated fluctuations in Sphere 3D’s quarterly results of operations;
  changes in estimates of future results of operations by Sphere 3D or securities research analysts;
  changes in the economic performance or market valuations of other companies that investors deem comparable to Sphere 3D;
  addition or departure of Sphere 3D’s executive officers and other key personnel;
  release or other transfer restrictions on outstanding Common Shares;
  sales or perceived sales of additional Common Shares;
  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Sphere 3D or its competitors; and
  news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in Sphere 3D’s industry or target markets.

Financial markets may experience price and volume fluctuations that affect the market prices of equity securities of companies and that are unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if Sphere 3D’s operating results, underlying asset values or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of Sphere 3D’s governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur due to these and other factors.

In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. Sphere 3D may in the future be a target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention from day-to-day operations and consume resources, such as cash. In addition, the resolution of those matters may require the Company to issue additional Common Shares, which could potentially result in the dilution. Expenses incurred in connection with these matters (which include fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) could adversely affect the Company’s cash position. See “Legal Proceedings and Regulatory Actions”.

Compliance with Financial Reporting and Other Requirements as a Public Company

Sphere 3D is subject to reporting and other obligations under applicable Canadian securities laws and TSXV rules, including National Instrument 52-109. These reporting and other obligations place significant demands on Sphere 3D’s management, administrative, operational and accounting resources. Moreover, any failure to maintain effective internal controls could cause Sphere 3D to fail to meet its reporting obligations or result in material misstatements in its consolidated financial statements. If Sphere 3D cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially harmed, which could also cause investors to lose confidence in Sphere 3D’s reported financial information, which could result in a lower trading price of its Common Shares.

Management does not expect that Sphere 3D’s disclosure controls and procedures and internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that its objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Conflicts of Interest

Certain of the directors, officers and members of management of Sphere 3D may also serve as directors and/or officers of other companies. Sphere 3D may contract with such directors, officers, members of management and such other companies or with affiliated parties or other companies in which such directors, officers or members of management own or control. These persons may obtain compensation and other benefits in transactions relating to Sphere 3D. Consequently, there exists the possibility for such directors, officers and members of management to be in a position of conflict. Any decision made by any of such directors, officers and members of management involving Sphere 3D are being made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Sphere 3D.

Future sales of Common Shares by Directors, Officers and Other Shareholders

Subject to compliance with applicable securities laws, officers, directors and other shareholders and their respective affiliates may sell some or all of their Common Shares in the future. No prediction can be made as to the effect, if any, such future sales will have on the market price of the Common Shares prevailing from time to time. However, the future sale of a substantial number of Common Shares by Sphere 3D’s officers, directors and other shareholders and their respective affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares.

Dilution and Future Sales of Common Shares

Sphere 3D’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of Sphere 3D have the discretion to determine the price and the terms of issue of further issuances of Common Shares in accordance with applicable laws.

Risks Related to the Acquisition of Overland Storage, Inc.

Possible Failure to Complete the Acquisition

Completion of the Acquisition is subject to the satisfaction of certain closing conditions. As such, there is no assurance that the Acquisition will be completed or, if completed, will be on terms that are exactly the same as disclosed in this AIF.

Risks Related to the Integration of Overland into Sphere 3D’s Business

In order to achieve the benefits of the Acquisition, Sphere 3D will rely upon its ability to successfully retain staff, consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities from combining Overland and related operations with those of Sphere 3D. Although the existing corporate management team of Overland will be employed by Sphere 3D following the closing of the Acquisition, the integration of Overland and related operations requires the dedication of management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during the integration process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Sphere 3D’s ability to achieve the anticipated benefits of the Acquisition.

Possible Failure to Realize Expected Returns on the Acquisition

Acquisitions involve risks that could materially and adversely affect Sphere 3D’s business plan, including the failure of the Acquisition to realize the results that Sphere 3D expects. While the board of directors of Sphere 3D, based on analysis provided by management and professional advisors (as well as other information deemed appropriate and sufficient for such purposes, including a fairness opinion), consider the Acquisition in the best interests of the shareholders of Sphere 3D and fair from a financial point of view, such determination should not be regarded as a guarantee of future performance or results. If the Acquisition fails to realize the results that Sphere 3D expects, the Acquisition could materially and adversely affect Sphere 3D’s business plan and could have a material adverse effect on Sphere 3D’s business, financial condition and results of operations.

Assumption of Liabilities

Sphere 3D will assume certain liabilities arising out of or related to the Acquisition. In addition, there may be liabilities that Sphere 3D failed to discover or was unable to quantify during its due diligence and which could have an adverse effect on Sphere 3D’s business, financial condition and results of operations. Overland’s representations and warranties, and related indemnification, may not apply or be sufficient so as to fully indemnify Sphere 3D for such liabilities.

Risks Related to the Business of Overland

The business to be acquired by Sphere 3D pursuant to the Acquisition is subject to the risk factors to which the current business of Overland is subject, as set out in its public disclosure filings with U.S. Securities and Exchange Commission on www.sec.gov.

DIVIDENDS AND DISTRIBUTIONS

The Company has not declared or paid any dividends on its Common Shares to date. The Company’s current intention is to retain any future earnings to support the development of the business of Sphere 3D and does not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors of Sphere 3D after taking into account various factors, including but not limited to the financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that Sphere 3D may be a party to at the time. Accordingly, investors must rely on sales of their Sphere 3D Common Shares after price appreciation, which may never occur, as the only way to realize a return on their investment.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date hereof 23,491,771 Common Shares are issued and outstanding.

The Common Shares are not redeemable or convertible. Each Common Share carries the right to receive notice of and one vote at a meeting of shareholders, the right to participate in any distribution of the assets of the Company on liquidation, dissolution or winding up, and the right to receive dividends if, as and when declared by the board of directors of the Company. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. All of the outstanding Common Shares are fully paid and non-assessable.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSXV under the trading symbol “ANY” and on the OTCQX under the trading symbol “SPIHF”.

The monthly price ranges and volumes of trading of the outstanding Common Shares as reported by the TSXV over the 2013 fiscal year are set forth in the following table:

Period	High	Low	Volume
2013	$	$
January	0.90	0.60	510,442
February	0.85	0.41	708,561
March	0.80	0.60	420,375
April	0.73	0.57	422,740
May	0.65	0.41	97,324
June	0.65	0.44	189,933
July	0.72	0.45	244,157
August	2.74	0.57	4,447,515
September	3.00	2.30	2,472,472
October	4.40	2.59	3,107,245
November	6.35	3.77	2,662,510
December	6.80	5.25	1,393,779

Other than as set forth below, the Company has not issued any Common Shares or securities that are convertible or exchangeable into Common Shares during the year ended December 31, 2013:

(a)	on July 15, 2013, in connection with the Supply Agreement, the Company issued 769,231 Common Shares with a value of $500,000 (being $0.65 per share) as a prepayment for systems infrastructure;

(b)

on November 12, 2013, the Company issued 1,250,000 November 2013 Units at a price of $3.35 per unit under the November 2013 Offering. Each November 2013 Unit is comprised of one Common Share and one-half of one November 2013 Warrant. Each November 2013 Warrant entitles the holder thereof to acquire one Common Share at a price of $4.50 at any time on or before November 12, 2015. In connection with the closing of the November 2013 Offering, the underwriters thereunder received 100,000 compensation warrants to acquire 100,000 Common Shares exercisable at $3.35 per share at any time on or before November 12, 2015;

(c)	the Company awarded options (net of cancellations) for the purchase of 1,975,001 Common Shares pursuant to the Company’s stock option plan at an average exercise price of $1.34 per share;

(d)	180,001 Common Shares were issued upon exercise of previously granted options under the Company’s stock option plan at an average price of $0.71 per share; and

(e)	2,784,840 Common Shares were issued upon exercise of previously granted warrants at an average price of $0.97 per share.

Subsequent to December 31, 2013, the Company issued the following Common Shares or securities that are convertible or exchangeable into Common Shares:

(a)

on March 21, 2014, the Company issued 1,089,867 Common Shares with a value of $7,133,179 (being $6.545 per share) to V3 Systems as partial consideration in connection with the acquisition of the VDI technology;

(b)

on March 21, 2014, the Company issued the Convertible Debenture in the aggregate principal amount of US$5.0 million which is convertible into Common Shares, at any time at the option of the holders, at a conversion price of US$7.50 per share;

(c)	on June 5, 2014, the Company issued 1,176,500 Special Warrants at a price of $8.50 per Special Warrant under the Special Warrant Offering;

(d)	on June 30, 2014, the Company agreed to issue 10,894 Common Shares at a price of $10.84 per share in connection with an interest payment payable pursuant to the Convertible Debenture;

(e)	the Company awarded options for the purchase of 735,000 Common Shares pursuant to the Company’s stock option plan at an average exercise price of $8.21 per share;

(f)	196,250 Common Shares were issued upon exercise of previously granted options under the Company’s stock option plan at an average price of $0.69 per share; and

(g)	1,107,243 Common Shares were issued upon exercise of previously granted warrants at an average price of $1.66 per share.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Escrowed Shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain Common Shares are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the Common Shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share		Value Share
	Escrow		Escrow		Total
	Number	%	Number	%	Number	%
Balance at December 21, 2012	4,655,000	100	4,306,250	100	8,961,250	100
Released – December 27, 2012(1)	232,750	5	430,625	10	663,375	7
Balance at December 31, 2012	4,422,250	95	3,875,625	90	8,297,875	93
Released – June 27, 2013	232,750	5	645,937	15	878,687	10
Released – December 27, 2013	465,500	10	645,937	15	1,111,437	13
Total subject to escrow at December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70
Subsequent release
June 27, 2014	465,500	10	645,937	15	1,111,437	13
Future releases
December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27
Total subsequent and future releases	3,724,000	80	2,583,751	60	6,307,751	70
_________________
(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Common Shares.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates can change if the Company were to move to the TSXV Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the Surplus Share Escrow and Value Share Escrow set out above will be cancelled.

DIRECTORS AND OFFICERS

Directors and Officers

The following table sets out, as of the date hereof, for each of the directors and executive officers of the Company, the person’s name, municipality of residence, positions with the Company (i.e., directorship) and principal occupation during the five preceding years. The term of office for each of the directors will expire at the time of the next annual meeting of the shareholders of the Company.

As of the date hereof, the directors and executive officers of the Company collectively beneficially own, directly or indirectly, or exercise control and direction over 2,976,429 Common Shares representing, in the aggregate approximately 12.7% of the issued and outstanding Common Shares, calculated on a fully diluted basis.

Name, Position and Province/State and Country of Residence	Director Since(1)	Principal Occupation During the Five Preceding Years
Peter Ashkin (2), (3), (4), (5) Director California, USA	January 16, 2012	Managing Partner, Baker, Cook and Constable LLC (formerly Peter Ashkin Consulting)
Mario Biasini President and Director Ontario, Canada	October 21, 2009	President, Sphere 3D
Glenn M. Bowman (2), (3), (4), (5) Director Ontario, Canada	January 16, 2012	Managing Director, CCC Investment Banking Former Managing Partner, Capital Canada Limited
Eric L. Kelly (2), (3), (4), (5) Director and Chairman California, USA	July 15, 2013	President and Chief Executive Officer, Overland
Jason D. Meretsky (4), (6) Director Ontario, Canada	January 16, 2012	Partner, Meretsky Law Firm
Peter Tassiopoulos Chief Executive Officer and Director Ontario, Canada	March 7, 2014	Chief Executive Officer, Sphere 3D Former Independent Consultant
T. Scott Worthington Chief Financial Officer Ontario, Canada	N/A	Chief Financial Officer, Sphere 3D
_________________________
(1)	Includes period as Director of the predecessor company, Sphere 3D Inc.
(2)	Independent director. See “Audit Committee – Audit Committee Composition”.
(3)	Member of Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of the Nominating and Governance Committee.
(6)	Effective April 10, 2014, Mr. Meretsky ceased to be a member of the Audit Committee and the Nominating and Governance Committee.

Biographies

The following is a biography of each of the directors and officers of the Company.

Peter Ashkin, Director
Mr. Ashkin is a current member of the Board and also serves as the Chairman of its Compensation Committee. Mr. Ashkin is Managing Partner of Baker, Cook and Constable, LLC, a venture capital firm that focuses on investing in, and operating high-tech start-up companies. Mr. Ashkin is President of Peter Ashkin Consulting, based in Paso Robles, California, a consulting agency that focuses on high-tech startup companies. Previously, Mr. Ashkin served as President of the Technology Group for CanWest Mediaworks (2004 - 2006), at that time, Canada’s largest media company, with multiple locations across Canada consisting of newspapers, broadcast television and cable. Prior to CanWest, Mr. Ashkin served as President of Product Strategy for AOL (America Online) (2001 - 2004), at that time, the world’s largest Internet provider. Mr. Ashkin also served as Senior Vice President and Chief Technology Officer of Gateway Computer (1998 - 2001) and prior thereto a number of senior and executive management positions at both Toshiba Corporation and Apple.

Mario Biasini, President and Director
Mr. Biasini has been a director of the Company since he co-founded the business in October 2009 and also serves as its President. Mr. Biasini is also the founder and President of Promotion Depot Inc., a private company in the graphic arts, lithographic printing, digital reproductions and promotional product industry. Founded in 2003, Promotion Depot is an innovative printing and promotion specialties company that has worked with Fortune 500 companies in Canada and the U.S., including LG Electronics, Samsung, I Travel 2000, Novartis Consumer Health, Dairy Queen and Mentos. Mr. Biasini has over 20 years of operations management and industry contacts.

Glenn M. Bowman, Director
Mr. Bowman is a current member of the Board and serves as the Chairman of the Audit Committee. Mr. Bowman, FCPA, FCA, is Managing Director with CCC Investment Banking. Mr. Bowman was Managing Partner with Capital Canada Limited from 2003 to 2014; a provider of investment banking services to predominantly mid-market companies, since 2003. Mr. Bowman is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. He served on the Accounting Standards Board of the Canadian Institute of Chartered Accountants from 2002 to 2006. Mr. Bowman’s responsibilities at Capital Canada include investment banking, financial advisory work (including fairness opinions and business and securities valuations), and financial restructuring services. Prior to joining Capital Canada, Mr. Bowman was the President and Director of investment bank Houlihan Lokey Howard & Zukin Canada where he was responsible for managing the Canadian operations, including new business and staff development (1996 - 2003). Mr. Bowman has extensive experience in a wide range of topics including mergers and acquisitions, private placements of debt and equity and preparation and assessment of financial forecasts. Mr. Bowman currently serves on the board of directors of Rockcliff Resources Inc. (TSXV: RCR), a Canadian resource exploration company, and a member of its audit committee (since 2010) and as a member of the board of directors of WireIE Holdings International Inc. (privately held), a global provider of IP based broadband wireless network solutions. Mr. Bowman previously served as Chairman of Alliance Financing Group Inc. (renamed Stream Ventures Inc.).

Eric L. Kelly, Chairman and Director
Mr. Kelly is a current member of the Board and serves as its Chairman, since July 2013. Mr. Kelly has served as Chief Executive Officer of Overland (NASDAQ: OVRL) since January 2009, President and Chief Executive Officer of Overland since January 2010 and has been a member of Overland’s board of directors since November 2007. Mr. Kelly currently serves on the U.S. Department of Commerce’s Manufacturing Council, and the White House’s Advance Manufacturing Partnership, where he offers advice and counsel to the Obama Administration on strategies and policy recommendations on ways to promote and advance U.S. manufacturing. He also participates on advisory boards for the University of San Francisco and San Francisco State University. From April 2007 to January 2009, Mr. Kelly served as President of Silicon Valley Management Partners Inc., a management consulting and M&A advisory firm, which he co-founded in April 2007. Mr. Kelly has spent over 30 years in computer technology developing distinct operational, marketing and sales expertise. His previous corporate affiliations include Adaptec Inc., Maxtor Corp., Dell Computer Corp., Diamond Multimedia, Conner Peripherals and IBM. Mr. Kelly earned an M.B.A. from San Francisco State University and a B.S. in Business from San Jose State University.

Jason D. Meretsky, Director
Mr. Meretsky is a current member of the Board and previously served as its Chairman until July 2013. Since 2009, Mr. Meretsky has practiced corporate and securities law at his own firm, Meretsky Law Firm, as well as participated in various other entrepreneurial pursuits. Previously, he served as Executive Vice President, Corporate Development of Avid Life Media Inc., a Canadian based online media company (2008-2009) and Vice President and General Counsel of Enghouse Systems Limited (TSX: ESL), a public enterprise technology company (2004 - 2008). Prior thereto, Mr. Meretsky practiced corporate and securities law as a partner with Goodman and Carr LLP, a Toronto based full-service law firm. Mr. Meretsky previously served on the board of directors of CECO Environmental Corp. (NASDAQ: CECE) (2010-2013), BioSign Technologies Inc. (TSXV: BIO) (2011-2013), LiveReel Media Corporation (OTCBB: LVRL) (2010-2013) and Homeserve Technologies Inc. (2003-2011). Mr. Meretsky completed the Joint J.D./M.B.A Program from the Schulich School of Business at York University and from Osgoode Hall Law School and is a member in good standing of the Law Society of Upper Canada.

Peter Tassiopoulos, Chief Executive Officer and Director
Mr. Tassiopoulos is a current member of the Board and has served as the Chief Executive Officer of the Company since March 4, 2013. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as a successful track record leading early-stage technology companies. He has been actively involved as a business consultant over the past 10 years, including acting as Chief Operating Officer and then Chief Executive Officer of BioSign Technologies Inc. (TSXV: BIO) from September 2009 to April 2011 and Chief Executive Officer of IgeaCare Systems Inc. from February 2003 to December 2008.

T. Scott Worthington, Chief Financial Officer
Mr. Worthington, CPA, CA has over 30 years’ of experience in finance and administration at the Chief Financial Officer level. Mr. Worthington’s CFO level experience includes three companies, Dell Computer Corporation in Canada (1988-1996), WaveRider Communications (1996-2006) and NetShelter Media Communications (2008-2010), which have been listed as members of the fastest growing companies in Canada. In addition to his experience in finance and administration, Mr. Worthington has been the head of Human Resources, for some or all of the time at each of these companies, been the head of Investor Relations and Information Technology at WaveRider, and led the design and upgrade of financial systems and product delivery at Dell in Canada. His roles have provided him with experience in public and private company financial reporting, in both Canada and the United States, and he has held lead positions in a number of private and public financings, acquisitions and mergers.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Corporate Cease Trade Orders

No director or executive officer of the Company is, as of the date of this AIF, or within 10 years before the date of this AIF was a director, chief executive officer or chief financial officer of any company, that:

(a)	was subject to an order that was issued while acting in the capacity as director, chief executive officer or chief financial officer; or
(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For these purposes, “order” means a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Bankruptcies

No director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

Certain directors and officers of the Company may be associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with corporate laws, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Company will only be able to devote part of their time to the affairs of the Company. In particular, certain directors and officers are involved in managerial and/or director positions with other companies whose operations may, from time to time, provide financing to, or make equity investments in, competitors of the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (Ontario). The Business Corporations Act (Ontario) provides, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the Business Corporations Act (Ontario).

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule “A”

Audit Committee Composition

The members of the Company’s Audit Committee are:

Glenn Bowman (Chair)	Independent(1)	Financially Literate(2)
Peter Ashkin	Independent(1)	Financially Literate(2)
Eric Kelly	Independent(1)	Financially Literate(2)
______________________
(1)

Pursuant to NI 52-110, a member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

Each member of the Company’s Audit Committee has adequate education and experience that will be relevant to his performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;
(b)	the ability to assess the general application of the above noted principles in connection with estimates, accruals and reserves;
(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

See “Directors and Executive Officers” for further details.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has the authority to pre-approve all non-audit services to be provided to the Company by its independent auditor.

External Auditor Service Fees

The aggregate fees paid to the Company’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2013	$28,325	$1,957	$5,150	$824
2012	$20,600	Nil	$5,665	$19,570
_______________________
(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	In 2013, fees for general accounting advice other than as disclosed in any other column. In 2012, fees for services in connection with the reverse takeover of T.B. Mining.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is, from time to time, subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending proceedings will not have a material effect on the Company’s results of operations, financial position or cash flows. In connection with entering into the Merger Agreement, the Company was named in the following class action lawsuits involving Overland:

(i)

On May 19, 2014, a shareholder of Overland filed a purported class action complaint in Superior Court for San Diego County, California, captioned Hintz v. Overland Storage, Inc., et al., Case No. 37-2014-00016017-CU-SL-CTL, on behalf of himself and all other Overland shareholders against Overland, its directors, Sphere 3D and Merger Sub. The complaint alleges that the individual defendants, aided and abetted by Sphere 3D and Merger Sub, knowingly or recklessly breached their fiduciary duties, including their duties of care, loyalty, good faith, candor and independence, owed to shareholders in connection with the proposed merger of Overland with Sphere 3D, and that certain defendants are engaging in self-dealing and obtaining for themselves personal benefits. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the merger to the extent already implemented, and compensatory damages.

(ii)

On May 19, 2014, a shareholder of Overland filed a purported class action complaint in Superior Court for San Diego County, California, captioned Greenberg v. Overland Storage, Inc., et al., Case No. 37-2014-00016060-CU-SL-CTL, on behalf of himself and all other Overland shareholders against Overland, its directors, Sphere 3D, Merger Sub and Cyrus Capital Partners. The complaint alleges that the individual defendants, aided and abetted by Overland, Sphere 3D, Merger Sub and Cyrus Capital Partners, knowingly or recklessly breached their fiduciary duties of loyalty, good faith and independence in connection with the proposed merger of Overland with Sphere 3D. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the merger to the extent already implemented, and compensatory damages.

(iii)

On May 30, 2014, two shareholders of Overland filed a purported class action complaint in Superior Court for San Diego County, California, captioned Paulson et al v. Bordessa et al., Case No. 37-2014-0017505-CU-SL-CTL, on behalf of themselves and all other Overland shareholders against Overland, its directors, Sphere 3D, Merger Sub and Cyrus Capital Partners L.P. The complaint alleges that the individual defendants, aided and abetted by Overland, Sphere 3D, Merger Sub and Cyrus Capital Partners, knowingly and recklessly and in bad faith breached their fiduciary duties of care, loyalty, good faith and independence in connection with the proposed merger of Overland with Sphere 3D. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the merger to the extent already implemented, and compensatory damages.

(iv)

On June 17, 2014, one shareholder of Overland filed a purported class action complaint in Superior Court for San Diego Count, California, captioned Hughes et al. v. Overland Storage et al., Case No. 37-2014-00019635-CU-BT-CTL, on behalf of herself and all other Overland shareholders against Overland, its directors, Sphere 3D, Merger Sub and Cyrus Capital Partners L.P. The complaint alleges that the individual defendants, aided and abetted by Overland, Sphere 3D, Merger Sub and Cyrus Capital Partners, knowingly and recklessly and in bad faith breached their fiduciary duties of care, loyalty, good faith and independence in connection with the proposed merger of Overland with Sphere 3D. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the merger to the extent already implemented, and compensatory damages.

On June 25, 2014, the Superior Court of California consolidated the actions described in (i), (ii) and (iii) above. It likely that the action described in (iv) will be consolidated with the other actions.

All actions are currently pending in the Superior Court of the State of California. The Company intends to vigorously defend all actions and believes that they are without merit.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Related parties of the Company include the Company’s key management personnel and independent directors. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	December 31	December 31
	2013	2012
Salaries, fees and benefits	$875,000	$444,181
Share-based payments – management	240,722	66,813
Share-based payments – directors	340,111	134,976
	$1,455,833	$645,970

Legal services of $110,428 (2012 - $209,288) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at year end included in accounts payable total $207,042 (2012 - $141,658).

Eric Kelly, a director and the President and Chief Executive Officer of Overland, is also the Chairman of the Board of Sphere 3D and accordingly has an interest in the Acquisition. Mr. Kelly declared his interest and recused himself from all board discussions and abstained from casting any vote with respect to the Acquisition. Mr. Kelly has a non-material share ownership in both Overland and Sphere 3D. No collateral benefit has been paid to Mr. Kelly in connection with the consummation of the Acquisition. The Overland board of directors formed a special committee of independent directors to review and evaluate the proposed Acquisition. Sphere 3D appointed Glenn Bowman, the Chairman of the Audit Committee, as its lead director with respect to the evaluation of this Acquisition. Cormark Securities Inc. advised the board of directors of Sphere 3D in connection with their consideration of the Merger Agreement and provided a fairness opinion to the board of directors of Sphere 3D with respect to the Acquisition.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar in Canada is TMX Equity Transfer Services Inc., located at Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1. The Company’s co-transfer agent and registrar in the United States is Continental Stock Transfer & Trust, located at 17 Battery Place, 8th Floor, New York, New York 10004.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts in the ordinary course of business, which have been entered into by Sphere 3D and/or its subsidiaries and which are still in effect:

1.	Voting Agreements each dated July 15, 2013 between Eric L. Kelly and various shareholders of the Company.

2.	Board Nomination Right Agreement dated July 15, 2013 between Eric L. Kelly and the Company.
3.	Warrant Indenture Agreement dated November 12, 2013 between Equity Financial Trust Company and the Company.
4.	Broker Options dated November 12, 2013 registered in the name of Cormark Securities, Inc.
5.	Broker Options dated November 12, 2013 registered in the name of NBCN Inc. ITF Jacob Securities Inc.
6.	Broker Options dated November 12, 2013 registered in the name of Paradigm Capital Inc.
7.	Asset Purchase Agreement dated February 11, 2014 by and among V3 Systems, V3 Systems Holdings, Inc. and Sphere 3D.
8.	Convertible Debenture.
9.	Merger Agreement.
10.	Underwriting Agreement dated June 5, 2014 between Cormark Securities Inc., Jacob Securities Inc. and Paradigm Capital Inc.
11.	Special Warrant Indenture dated June 5, 2014 between the Company and Equity Financial Trust Company, as special warrant agent.
12.	Warrant Indenture dated June 5, 2014 between the Company and Equity Financial Trust Company, as warrant agent.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans are contained in the Company’s information circular for its May 27, 2014 annual meeting of shareholders. Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis for the year ended December 31, 2013.

Schedule “A”

Audit Committee Charter

SPHERE 3D CORPORATION

AUDIT COMMITTEE MANDATE

1	Purpose	2
2	Composition	2
3	Meetings	2
4	Duties and Responsibilities	3
4.1	Financial Reporting	3
4.2	Disclosure Controls, Internal Controls and Risk Management	5
4.3	External Auditors	6
4.4	Compliance	9
5	Reporting	10
6	Minutes	11
7	Review and Evaluation	11
8	Chair	11
9	Removal and Vacancies	11
10	Access to Outside Advisors	12
11	Definitions	12

SPHERE 3D CORPORATION

1	Purpose

The Audit Committee will assist the Board of Directors of Sphere 3D Corporation in its oversight of the integrity and reliability of the Corporation’s accounting principles and practices, financial statements and other financial reporting, and disclosure principles and practices used by the Corporation’s management. In compliance with the Multilateral Instrument 52-110 and the applicable rules and regulations of the United States Securities and Exchange Commission and the NASDAQ Listing Rules, the Audit Committee shall have responsibility over administering (i) the qualifications, independence and performance of the independent auditors (hereafter also referred to as the “external auditors”) of the Corporation, (ii) the establishment by management of an adequate system of internal controls and procedures, (iii) the effectiveness of the internal controls and procedures, and (iv) the compliance by the Corporation with legal and regulatory requirements.

2	Composition

The Board of Directors will appoint the Audit Committee members and an Audit Committee Chair. The Audit Committee shall be composed of three members of the Board of Directors. Each Audit Committee member will be Financially Literate. One member of the Audit Committee shall be considered a “financial expert” as defined by the United States Securities and Exchange Commission. The composition and qualifications of all Audit Committee members shall comply with all applicable legal and regulatory requirements and will be kept current as regulations evolve. Each member of the Audit Committee shall be an Independent Director.

3	Meetings

The Audit Committee will meet at least four times per year and at least once every fiscal quarter, with authority to convene additional meetings, as circumstances require. All Audit Committee members are expected to attend each meeting, in person or via telephone conference. The Audit Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors and executive sessions. The Audit Committee may meet privately with any single member of management or any combination of members of management, as it deems appropriate. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes will be prepared.

SPHERE 3D CORPORATION

4	Duties and Responsibilities

4.1	Financial Reporting

4.1.1

Review with management and the external auditors any items of concern, any proposed changes in the selection or application of major accounting policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring management judgment, to the extent that the foregoing may be material to financial reporting.

4.1.2

Consider any matter required to be communicated to the Audit Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the Audit Committee (and management’s response thereto) on: (i) all critical accounting policies and practices used by the Corporation; (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (iii) any other material written communications between the external auditors and management.

4.1.3

Require the external auditors to present and discuss with the Audit Committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgments made by management and their selection of accounting principles.

4.1.4

Discuss with management and the external auditors (i) any accounting adjustments that were noted or proposed (i.e., immaterial or otherwise) by the external auditors but were not reflected in the financial statements; (ii) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law; (iii) any communication reflecting a difference of opinion between the audit team and the external auditors’ national office on material auditing or accounting issues raised by the engagement; and (iv) any “management” or “internal control” letter issued, or proposed to be issued, by the external auditors to the Corporation.

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4.1.5

Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

4.1.6

Review with management and the external auditors (i) any off-balance sheet financing mechanisms being used by the Corporation and their effect on the Corporation’s financial statements; and (ii) the effect of regulatory and accounting initiatives on the Corporation’s financial statements, including the potential impact of proposed initiatives.

4.1.7

Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed or reflected in the financial statements.

4.1.8

Review with the external auditors any audit problems or difficulties experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management, and management’s response. Resolve any disagreements between management and the external auditors regarding these matters.

4.1.9

Review the results of the external auditors’ audit work including findings and recommendations, management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

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4.1.10

Review and discuss with management and the external auditors the audited annual financial statements and related management’s discussion and analysis, make recommendations to the Board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods.

4.1.11

Review and discuss with management and the external auditors all interim unaudited financial statements and quarterly reports and related interim management’s discussion and analysis and make recommendations to the Board with respect to the approval thereof, before being released to the public.

4.1.12	Review all earnings press releases. Discuss the type and presentation to be included in earnings releases (paying particular attention to any use of pro forma or “adjusted” non-GAAP information).

4.1.13	Review all other press releases containing financial information based upon the Corporation’s financial statements prior to their release or earnings guidance.

4.1.14

Approve the appointment and replacement of the Chief Financial Officer and review with the Chief Financial Officer the appointment and replacement of other members of senior management who will be involved in financial reporting.

4.1.15	In conjunction with the Corporate Governance and Compensation Committee, review succession plans for the Chief Financial Officer.

4.1.16	Review the necessary information to file the Annual Information Form, if required by applicable legislation to be filed, and to distribute management information circular as required by Form 52-110F1.

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4.2	Disclosure Controls, Internal Controls and Risk Management

4.2.1

Review the adequacy of the internal controls over financial reporting that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies.

4.2.2	Review the disclosure controls and procedures that have been adopted by the Corporation to confirm that:

4.2.2.1

adequate procedures are in place for the review of all other audited or unaudited financial information extracted or derived from the Corporation’s financial statements which is to be contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements requested by regulatory authorities); and

4.2.2.2	material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

4.2.3	Review periodically the Corporation’s policies with respect to financial risks, including the steps taken to monitor and control such risks.

4.3	External Auditors

4.3.1

Responsible for the appointment, compensation, retention and oversight of the work of any External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation.

4.3.2	Instruct the external auditors that:

4.3.2.1	they are ultimately accountable to the Board and the Audit Committee, as representatives of shareholders; and

4.3.2.2	they must report directly to the Audit Committee.

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4.3.3

Confirm that the external auditors have direct and open communication with the Audit Committee and that the external auditors meet regularly with the Audit Committee without management present to discuss any matters that the Audit Committee or the external auditors believe should be discussed privately.

4.3.4	Evaluate the external auditors’ qualifications, performance, and independence and report its conclusions to the Board. As part of that evaluation, the Audit Committee will:

4.3.4.1

at least annually, request and review a formal report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the external auditors and the Corporation, including the amount of fees received by the external auditors for the audit services and for various types of non-audit services for the periods prescribed by applicable law;

4.3.4.2

annually review and confirm with management and the external auditors the independence of the external auditors, including the extent of non-audit services and fees, the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the Corporation, whether there should be a regular rotation of the audit firm itself, and whether there has been a “cooling off” period of one year for any former employees of the external auditors who are now employees with a financial oversight role, in order to assure compliance with applicable law on such matters; and

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4.3.4.3	annually review and evaluate senior members of the external audit team, including their expertise and qualifications, taking into account the opinions of management and the internal auditor.

4.3.5	Review and approve the Corporation’s policies for hiring employees and former employees of the external auditors. Such policies should include, at minimum, a one-year hiring “cooling off” period.

4.3.6

Meet with the external auditors to review and approve the annual audit plan of the Corporation’s financial statements prior to the annual audit being undertaken by the external auditors, including reviewing the year- to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the external auditors of the factors considered by the external auditors in determining their audit scope, including major risk factors. The external auditors will report to the Audit Committee all significant changes to the approved audit plan.

4.3.7	Review and recommend to the Board the basis and amount of the external auditors’ fees with respect to the annual audit in light of all relevant matters.

4.3.8

Review and pre-approve all non-audit service engagement fees and terms in accordance with applicable law, including those provided to the subsidiaries of the Corporation by the external auditors or any other person in its capacity as external auditors of such subsidiary. The Audit Committee may delegate this responsibility to one or more members who will present the pre-approvals to the full Audit Committee at its next scheduled meeting. If desired, the Audit Committee may establish specific policies and procedures for the engagement of the external auditors to perform non-audit services, provided that (i) the pre-approval policies and procedures are detailed as to the particular service to be provided; (ii) the Audit Committee’s responsibilities are not delegated to management; and (iii) the Audit Committee is informed of each non-audit service for which the external auditors are engaged. Between scheduled Audit Committee meetings, the Chair of the Audit Committee, on behalf of the Audit Committee, is authorized to pre-approve any audit or non-audit service engagement fees and terms. At the next Audit Committee meeting, the Chair of the Audit Committee will report to the Audit Committee any such pre-approval given.

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4.4	Compliance

4.4.1

Monitor compliance by the Corporation with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Corporation personally liable.

4.4.2	Obtain regular updates from management regarding compliance with laws and regulations and the process in place to monitor such compliance.

4.4.3

Review, with corporate counsel where required, any litigation, claims, tax assessments, transactions, material inquiries from regulators and government agencies or other contingencies which may have a material impact on financial results or which may otherwise affect the financial well-being of the Corporation the findings of any examination by regulatory authorities and any external auditors' observations relating to such matters.

4.4.4	Establish and oversee the procedures in a Code of Ethics Policy to address:

4.4.4.1	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

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4.4.4.2	the confidential, anonymous submission by employees of concerns regarding such matters.

4.4.5	Receive periodically a summary report from the Corporate Secretary on such matters as required by any Code of Ethics Policy.

4.4.6	Monitor related party transactions and confirm that any political and charitable donations conform to policies and budgets approved by the Board.

4.4.7	Monitor management of hedging, insurance, debt and credit, and make recommendations to the Board respecting policies for management of such risks, and review the Corporation’s compliance therewith.

4.4.8	Review on an annual basis the expenses submitted for reimbursement by the Chief Executive Officer.

5	Reporting

The Audit Committee will regularly report to the Board on:

5.1	The independence of the external auditors.

5.2	The performance of the external auditors and the Audit Committee’s recommendations regarding its re-appointment or termination.

5.3	The adequacy of the Corporation’s internal controls over financial reporting and disclosure controls.

5.4	Its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements.

5.5	Its review of the annual and interim management’s discussion and analysis.

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5.6	The Corporation’s compliance with legal and regulatory requirements related to financial reporting.

5.7	All other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

6	Minutes

Minutes will be kept of each meeting of the Audit Committee and will be available to each member of the Board. Any action of the Audit Committee (other than actions for which the Audit Committee has sole authority as set forth herein) shall be subject to revision, modification, rescission, or alteration by the Board.

7	Review and Evaluation

The Audit Committee will annually review and evaluate the adequacy of its mandate and recommend any proposed changes to the Corporate Governance and Compensation Committee. The Audit Committee will participate in an annual performance evaluation by the Corporate Governance and Compensation Committee, the results of which will be reviewed by the Board.

8	Chair

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair of the Audit Committee, the incumbent Chair of the Audit Committee will continue in office until a successor is appointed.

9	Removal and Vacancies

Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee upon ceasing to be a director. The Board may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum (at least two committee members) remains in office. Subject to the foregoing, each member of the Audit Committee shall remain as such until the next annual meeting of shareholders after that member's election.

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10	Access to Outside Advisors

The Audit Committee may, without seeking approval of the Board or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it, acting reasonably, deems appropriate. The Corporation will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the Audit Committee.

11	Definitions

Legal terms used in this Mandate have the meanings attributed to them below. Terms not otherwise defined herein have the meanings attributed to them in Multilateral Instrument 52-110, as amended from time to time.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Independent Director” means a director who meets the requirements set forth in Rule 5605 of the NASDAQ Listing Rules, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Multilateral Instrument 52-110.